Exhibit 99.1

Saudia Group Signs Industry-Leading Sales Agreement With Lilium to Acquire Up to 100 eVTOL Jets

•	The firm order for 50 Lilium jets, with an option for 50 more, is the largest commitment in the eVTOL sector by an airline operator
•	Saudia Group leads the aviation industry in the MENA region with the first agreement for the purchase of eVTOL jets

Munich, Germany, July 18, 2024: Saudia Group and Lilium N.V. (NASDAQ: LILM), a leading electric aircraft manufacturer and pioneer in Regional Air Mobility (RAM), today signed a binding sales agreement for 50 Lilium Jets, with options for the purchase of 50 more. The signature ceremony was held at Lilium’s HQ in Gauting near Munich. The contract was signed by Fahd Al-Jarbou, CEO of Saudia Private, representing Saudia Group, and Lilium's CEO Klaus Roewe, in the presence of several distinguished guests including; Michael Kindsgrab, the German Ambassador to the Kingdom of Saudi Arabia; H.E. Engr. Ibrahim Al-Omar, Director General of Saudia Group; and Lilium Chairman Tom Enders.

This sales agreement, which follows the Memorandum of Understanding between Saudia Group and Lilium signed in October 2022, marks the largest of its kind in the MENA region and represents an important industry milestone as the largest reported firm order of eVTOL aircraft by an airline that plans to operate the aircraft. It signals a substantial commitment to electric aviation from a world-leading operator, as well as a clear preference towards the superior performance, economics, and passenger experience expected to be provided by the Lilium Jet.

The agreement includes a schedule of deposit and pre-delivery payments, timeline of future deliveries, guarantees on aircraft performance, and provisions on spare parts, maintenance, and repairs. In addition, the parties intend to sign a comprehensive “Lilium POWER-ON” agreement for aircraft fleet maintenance and support services.

H.E. Engr. Ibrahim Al-Omar, Director General of Saudia Group, commented at the signing event: “Saudia Group is proud to pioneer the MENA region as the first company to acquire all-electric eVTOL jets, which reflects our commitment to continuously reducing our carbon footprint and becoming an industry leader in regional electric aviation. We recognize the critical role that Lilium is positioned to play in enabling us to deliver a sustainable premium aviation experience and transport our guests even closer to their destination. This agreement amplifies our commitment to the Saudi Vision 2030 and is the result of a collaborative effort over the past years between Lilium and Saudia Group to explore how we can best bring eVTOL to the skies of Saudi Arabia. We are looking forward to the journey ahead.”

He added: “The eVTOL jets are revolutionizing guest transportation. Their unique vertical take-off and landing capabilities open up entirely new routes. Imagine traveling up to 175 kilometers at speeds of 250 kilometers per hour, saving valuable time compared to traditional options. This technology also tackles traffic congestion head-on. Business travelers and exhibition attendees will benefit tremendously from the ease and speed of electric aircraft, allowing them to seamlessly attend and participate in events. These innovative vehicles will also be a game-changer for tourism, sports, and entertainment, offering a premium travel experience for these exciting destinations."

Through this agreement, Saudia Group continues its ambitious objective to bring the world to the Kingdom by deploying its fleet of advanced eVTOL jets. This initiative enhances connectivity by providing seamless first and last leg connections into Saudia Group’s regional hubs and new point-to-point city connections, such as Jeddah to Makkah, expected to reduce regional travel times by up to 90%. These jets will support Hajj and Umrah pilgrimages, offer faster access to key sports and entertainment events in Riyadh, and unlock new possibilities for exploring hard-to-reach tourist destinations across the Kingdom. Additionally, business travelers attending conferences and events will benefit from improved access and swift transportation. The eVTOL jets are anticipated to increase flight frequencies and decrease traffic congestion, providing a fast and convenient alternative for reaching various destinations within the Kingdom.

Saudia Group expects to receive the first jets in 2026, for which operations will be managed and run by Saudia Private, a subsidiary of Saudia Group. The Lilium Jet will feature large, premium cabins with capacity for up to six passengers plus luggage. It will deliver the Saudia premium experience that is deeply valued by the airline’s guests.

Prior to commercialization, Saudia Group will provide strategic support in Lilium’s certification process with the General Authority of Civil Aviation (GACA), Saudi Arabia’s aviation regulatory agency.

Klaus Roewe, CEO of Lilium, said: “We are proud of our partnership with a market leading airline such as Saudia. And we are thrilled to be pioneering progress in the eVTOL industry as the eVTOL manufacturer with the largest reported firm purchase order from an international airline that plans to operate the aircraft. The Middle East is a priority for Lilium, and Saudi Arabia will be a very large and exciting market for electric, high-speed regional air mobility. Our partnership will combine Saudia Group’s significant market knowledge with our unique eVTOL technology to transform premium class air travel in the GCC region.”

This purchase agreement with Saudia Group marks the latest addition to Lilium’s extensive order pipeline that now consists of 106 firm orders and reservations, 76 options, and roughly 600 aircraft under MOU. Lilium is in advanced discussions with additional global carriers that are looking to reduce carbon emissions and electrify regional air travel.

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About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudi Arabia, Lilium’s 1,000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are outside Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About Saudia Group:

Saudia Group is one of the largest aviation conglomerates in the MENA region. The Group drives industry development with its 12 subsidiaries and strategic business units, and offers world-class air transport, cargo services, ground services, logistics, maintenance, catering, private aviation, real estate, training, and medical services.

Its most prominent subsidiary is Saudi Arabian Airlines “Saudia”, the national flag carrier of Saudi Arabia and a leading airline in the Middle East with a fleet of 144 aircraft and servicing more than 100 destinations to and from the Jeddah (JDH) and Riyadh (RUH) airports.

Saudia Group also caters to diverse passenger segments through entities like flyadeal for economy travelers, Saudia Private for elite travelers, and the Saudia Royal Fleet for the Saudi Arabia Royal Family. Saudia Technic, the Maintenance, Repair, and Overhaul (MRO) division, provides aircraft maintenance and manufacturing across continents, operating across the MENA region. Saudia Academy, the training arm of the group, is the largest aviation training academy in the MENA region.

Lilium contact information for Media:

Rainer Ohler

+491724890353

rainer.ohler.ext@lilium.com

press@lilium.com

Lilium Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

Media Center Saudia Group:

Saudi Arabian Airlines Headquarters
Jeddah 21231, Kingdom of Saudi Arabia
Email: MediaCenter@saudia.com

Lilium Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the expected features and specifications of the Lilium Jet, (iv) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the Lilium Group’s progress toward type certification (and type certificate validation) of its Lilium Jet with EASA and the FAA, and (v) the Lilium Group’s agreement with Saudia Group for the purchase of 50 Lilium Jets, with an option for Saudia Group to purchase an additional 50 Lilium Jets, the timing of initial deliveries of Lilium Jets, the potential for pre-delivery payments and Lilium’s ability to access and utilize such, the proposed development and operation of an eVTOL network in the Kingdom of Saudi Arabia and the intended execution of an agreement for aircraft fleet maintenance and support services. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in Europe, the United States, the Kingdom of Saudi Arabia and/or the other markets that it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.